

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2022

Ajay Patel
Chief Accounting Officer
Assertio Holdings, Inc.
100 South Saunders Road, Suite 300
Lake Forest, IL 60045

Re: Assertio Holdings, Inc.
Form 10-K filed March 10, 2022
File No. 001-39294

Dear Mr. Patel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences